Filed by Siebel Systems, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Siebel Systems, Inc.

Commission File No. of Subject Company: 000-20725

[Email to Siebel Employees on Thursday, December 1, 2005]

As we move forward, I know you have many questions on the merger and how it will impact you. The Oracle executive team is committed to open and regular communications with Siebel employees. The below email is the first in a series of communications from Oracle Co-Presidents Charles Phillips and Safra Catz to help answer your questions and provide additional insight about the future.

George

On September 12th, Oracle and Siebel Systems announced the agreement to merge our two companies, consistent with our goal to provide customers the most comprehensive, competitive suite of enterprise applications. Siebel employees play an important role in reaching this goal. Together, we become the leading customer-centric software provider, combining the #1 CRM company and the #1 Database, HRMS, and SCM company along with the best and brightest enterprise software talent in the industry.

The response to the transaction has been and continues to be overwhelmingly positive. For months, customers of both companies have been repeating the same message in meetings and at tradeshows – that our complementary strengths make our companies a natural fit. Customer CEOs and CIOs alike express confidence that together we will accelerate innovation in CRM, Analytics, CRM OnDemand, CDI, and other customer-facing solutions.

Progress towards closing has been accelerating, and the current best estimate for the transaction to close is mid to late January if we stay on our current track to obtain all final regulatory clearances. On November 15th, Oracle and Siebel were notified that we had received clearance from the U.S. Department of Justice for our combination. The European Commission also recently notified us that it would rule on its investigation by December 23rd. In addition, we have been interacting with the U.S. Securities and Exchange Commission to receive clearance on the registration and proxy statements for the transaction.

This means that our two companies would come together in less than two months, so from this point forward you will be receiving regular email communications from us on the integration planning process. We are also preparing additional town hall sessions for the different organizations within Siebel. In addition, we are updating the employee FAQ’s and plan to post them shortly. We will do everything we can to make sure that plans for the combined companies are clearly communicated and that your questions are answered quickly.

We recognize the talent and expertise of Siebel employees. You are critical to our continued success. We know that you are anxious for answers about your future role with the combined companies. Therefore, the functional groups at our companies are working together to quickly develop integration plans. Our next series of communications will provide a more definitive timeline and details on this planning process.

In the interim, it is important to realize that our companies remain independent and should continue to operate as usual. Throughout the integration planning process, we must not lose sight of what brought us together: our customers.

We look forward to working with you.

Charles Phillips	Safra Catz
President	President & CFO

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The transaction is subject to regulatory and other approvals. In the E.U., this transaction will be subject to regulatory clearances and approvals and be conducted in accordance with the information and consultation requirements of applicable E.U. directives and their implementation in the individual member states.

Important Information

This document may be deemed to be solicitation material in respect of the proposed business combination of Oracle and Siebel Systems. In connection with the proposed transaction, a registration statement on Form S-4 was filed with the SEC on October 19, 2005 (Registration No. 333-129139), containing a preliminary proxy statement/prospectus and other documents filed by Oracle and Siebel Systems. STOCKHOLDERS OF SIEBEL SYSTEMS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. ANY OFFER OF SECURITIES WILL ONLY BE MADE PURSUANT TO A DEFINITIVE PROXY STATEMENT/PROSPECTUS. The final proxy statement/prospectus will be mailed to stockholders of Siebel Systems. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Oracle Corporation, 500 Oracle Parkway, Redwood City, California 94065, Attention: Investor Relations, or from Siebel Systems, Inc., 2207 Bridgepointe Parkway, San Mateo, California 94404, Attention: Investor Relations.

Oracle, Siebel Systems and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Oracle’s directors and executive officers is available in Oracle’s proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on August 30, 2005, and information regarding Siebel Systems’ directors and executive officers is available in Siebel Systems’ proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on April 29, 2005. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about Oracle and Siebel Systems. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to Oracle and Siebel Systems, the management of either such company or the transaction are intended to identify those assertions as forward-looking statements. In making any such statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of Oracle and Siebel Systems, including: the impact of general economic conditions in regions in which either such company currently does business, industry conditions, including competition, fluctuations in exchange rates and currency values, capital expenditure requirements, legislative or regulatory requirements, changes in the tax laws, interest rates and access to capital markets. The actual results or performance by Oracle or Siebel Systems could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Oracle or Siebel Systems.